MDS Will Defend Itself Against Ministry of Environment Charges

December 18, 2002: Toronto, Ontario - MDS Inc. (NYSE:MDZ; TSE:MDS) announced today that it intends to defend itself against the charges laid yesterday following a lengthy investigation of our water-testing facility by the Ministry of the Environment (MOE).

After several months of investigation the MOE concluded that our testing was accurate and that there was never any threat to public safety. However, the MOE has placed charges that we would characterize as administrative violations related to delays in reporting six water-testing results to the Ministry. All six samples were negative for E.coli and were reported promptly to the water operator. At no time was there any risk to public safety.

The first charge was related to a one-day delay in reporting a positive heterotrophic test to the Ministry in October 2001. The heterotrophic result was reported to the operator immediately. At that time we apologized to the operator and the Ministry for this reporting delay and took corrective action. At no time was public safety in jeopardy.

The additional five charges are related to delays in posting routine negative results to the MOE website. All five samples were negative for E.coli and were promptly reported to the water operators. Some routine data submission of negative test results to the Ministry website were delayed by Ministry technical problems and system downtime.

Our water-testing laboratory processes over 100,000 water-testing samples per year and we are committed to timely and accurate testing to protect the health of residents of Ontario. We will be defending our position in the courts.

MDS Inc. (TSX: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs more than 10,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and U.S. securities regulatory authorities from time to time.

For Further Information Contact:

Media:
Jennifer Bowman
Vice-President, External Affairs
MDS Diagnostic Services
416-213-4182
jbowman@mdsintl.com

Investors: Sharon Mathers Vice President, Investor Relations 416-213-4721 smathers@mdsintl.com	Gary Goertz Executive Vice-President, Finance & CFO 416-213-4177 ggoertz@mdsintl.com